UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 11-K

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the fiscal year ended December 31, 2004 or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from                      to                     .

Commission File Number 0-19598

infoUSA Inc. 401(K) Plan

5711 South 86th Circle, Omaha, Nebraska 68127

(Full title and address of the plan)

infoUSA Inc.

5711 South 86th Circle, Omaha, Nebraska 68127

Registrant’s telephone number, including area code (402) 593-4500

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

Raj Das

Chief Financial Officer

infoUSA Inc.
5711 South 86th Circle, Omaha, Nebraska 68127

infoUSA INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

infoUSA INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Trustees
infoUSA Inc. 401(k) Plan:

We have audited the financial statements of the infoUSA Inc. 401(k) Plan (the Plan) as of December 31, 2004 and 2003 and for the year ended December 31, 2004, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Omaha, Nebraska
June 10, 2005

infoUSA INC. 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003
Assets:
Noninterest-bearing cash	$6,123	—
Investments at fair value:
Interest-bearing cash	37,266	3,364,719
Mutual funds	44,784,807	34,164,890
infoUSA Inc. common stock	7,348,775	5,214,886
Participant loans	1,087,360	1,021,234

Total investments	53,258,208	43,765,729

Total assets	53,264,331	43,765,729
Liabilities:
Accrued administrative expenses	40,806	15,394

Net assets available for plan benefits	$53,223,525	43,750,335

See accompanying notes to financial statements.

infoUSA INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Interest income	$56,890
Dividend income	586,187
Net appreciation in fair value of investments	5,495,954

Total investment income	6,139,031

Contributions:
Participants	4,143,917
Employer stock contribution	1,527,470
Participant rollovers	1,087,700

Total contributions	6,759,087

Plan merger	1,095,458

Total additions	13,993,576

Deductions from net assets attributed to:
Benefits paid to participants	4,325,061
Administrative fees	195,325

Total deductions	4,520,386

Net increase	9,473,190
Net assets available for plan benefits:
Beginning of year	43,750,335

End of year	$53,223,525

See accompanying notes to financial statements.

Notes to Financial Statements — December 31, 2004 and 2003

(1)	Description of Plan

The following description of the infoUSA Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering employees of infoUSA Inc. (the Company) who have been employed by the Company for any consecutive six-month period and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective April 1, 2004, the trustee of the Plan changed from T. Rowe Price to First National Bank of Omaha.

(b)	Contributions

Each year, participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan, not to exceed limits set by the secretary of the treasury. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions of 50% of the first 6% of participant contributions, which may be in the form of Company common stock or cash.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of plan earnings based on balances in their account. All contributions, except Company matching contributions made in Company common stock, are directed by the participants into the various investment options offered. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. These loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0% to 10.5% at December 31, 2004. Principal and interest is paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are considered a distribution of the Plan.

(f)	Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account, subject to mandatory Federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

(g)	Forfeitures

Nonvested portions of terminated participants’ accounts are forfeited. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $314,327 and $286,268, respectively. Forfeitures are applied against future Company contributions, including payment of administrative expenses. During 2004, administrative expenses of $144,475 were paid from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b)	Investments

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Quoted market prices are used to determine fair value of investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants’ loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Administrative Expenses

The Plan is responsible for all administrative expenses; however, the Company may elect to pay administrative expenses directly or through forfeited nonvested accounts.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Investments

The following table represents the fair value of individual investments that exceed 5% of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
infoUSA Inc. common stock	$7,348,775	5,214,886
Alliance Bernstein growth & income fund	8,773,477	—
Gabelli growth fund	8,864,327	—
PIMCO total return fund	4,232,079	3,555,370
RS Smaller Co. growth fund	4,237,264	—
Royce total return fund	2,401,592	—
ABN AMRO income plus fund	3,296,799	—
Vanguard 500 index fund	7,102,468	—
T. Rowe Price summit cash reserves	—	3,364,719
T. Rowe Price equity income fund	—	7,788,928
T. Rowe Price equity index 500 fund	—	5,290,790
T. Rowe Price growth stock fund	—	8,379,006
Brinson small cap growth fund	—	3,681,093

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,495,954 as follows:

Mutual funds	$2,844,411
infoUSA Inc. common stock	2,651,543

$5,495,954

(4)	Nonparticipant-directed Investments

Information about the net assets and the changes in net assets related to the investment in infoUSA Inc. common stock, which includes both participant-directed and nonparticipant-directed contributions, is as follows:

Net assets available for plan benefits—January 1, 2004	$5,214,886
Net appreciation in fair value of investments	2,651,543
Employee contributions	106,875
Employer stock contribution	1,527,470
Benefits paid to participants	(585,308)
Transfers	(1,465,184)
Forfeitures	(101,507)

Net assets available for plan benefits—December 31, 2004	$7,348,775

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 27, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Party-in-interest Transactions

The Plan invests in various funds managed by T. Rowe Price, the Plan’s trustee through March 31, 2004. As these transactions were with the trustee, they qualify as a party-in-interest. The Plan utilizes Smith Barney as its investment advisor; therefore, they qualify as a party-in-interest. Fees paid by the Plan for the investment advisory services for the year ended December 31, 2004 amounted to $28,566.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(9)	Plan Merger

Effective May 1, 2004, the Company merged the assets of the Triplex Direct Marketing Corporation 401(k) Profit Sharing Plan into the Plan. Previous years of service were credited to the Plan for purposes of eligibility and vesting. The assets, totaling $1,095,458, were merged into the Plan at fair market value.

(10)	Subsequent Event

Effective January 1, 2005, the Company merged assets of the OneSource Retirement Savings Plan of approximately $8,500,000 into the Plan.

Schedule

infoUSA INC. 401(k) PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2004

		(c)
		Description of investment,
	(b)	including maturity date, number			(e)
	Identity of issue, borrower,	of shares or units, rate of interest,	(d)		Current
(a)	lessor, or similar party	collateral, and par or maturity value	Cost		value
	William Blair international growth fund	Mutual fund	$ *	*	2,172,287
	Alliance Bernstein growth & income fund	Mutual fund	*	*	8,773,477
	Credit Suisse global fixed fund	Mutual fund	*	*	353,283
	Dreyfus emerging markets fund	Mutual fund	*	*	1,089,029
	Gabelli growth fund	Mutual fund	*	*	8,864,327
	ING GNMA income fund	Mutual fund	*	*	46,212
	Loomis Sayles bond fund	Mutual fund	*	*	1,232,663
*	T. Rowe Price Funds high yield fund	Mutual fund	*	*	942,339
	PIMCO total return fund	Mutual fund	*	*	4,232,079
	RS Smaller Co growth fund	Mutual fund	*	*	4,237,264
	Royce total return fund	Mutual fund	*	*	2,401,592
	ABN AMRO income plus fund	Mutual fund	*	*	3,296,799
	Vanguard 500 index fund	Mutual fund	*	*	7,102,468
	Fidelity real estate investment fund	Mutual fund	*	*	6,440
	Fidelity strategic income fund	Mutual fund	*	*	5,745
	Janus growth & income fund	Mutual fund	*	*	4,843
	Japan Fd Inc. international equity fund	Mutual fund	*	*	11,805
	Stratton monthly dividend REIT	Mutual fund	*	*	6,482
	Vanguard energy fund	Mutual fund	*	*	5,673
	Goldman Sachs	Money market fund	*	*	37,266
*	infoUSA Inc.	Common stock, 656,727 shares	6,825,149		7,348,775
	Participant loans	Maturity dates ranging from 2005 to
		2014 with rates from 5.0% to 10.5%	—		1,087,360

					$53,258,208

*	Represents party-in-interest.

**	Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2004	infoUSA INC.
/s/ RAJ DAS
Raj Das, Chief Financial Officer
(principal financial officer)

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm filed herewith.